DESCRIPTION OF DIRECTOR COMPENSATION

Exhibit 10-H-3

Goal. Ford wants the directors’ compensation to be tied to their interests as shareholders. Accordingly, 60% ($120,000) of a director’s annual Board membership fee is deferred in the form of common stock units. This deferral, together with director stock ownership goals, is part of Ford’s commitment to link director and shareholder interests. These compensation programs are described below.

Fees. The following fees are paid to directors who are not Ford employees:

Annual Board membership fee	$200,000
Annual Committee chair fee	$5,000
Annual presiding director fee	$10,000

Deferred Compensation Plan. Under this plan, $120,000 of a director’s annual Board membership fee must be deferred in common stock units. Directors also can choose to have the payment of all or some of the remainder of their fees deferred in the form of cash and/or common stock units. Each common stock unit is equal in value to a share of common stock and is ultimately paid in cash. These common stock units generate Dividend Equivalents in the form of additional common stock units. These units are credited to the directors’ accounts on the date common stock cash dividends are paid. Any fees deferred in cash are held in the general funds of the Company. Interest on fees deferred in cash is credited semi-annually to the directors’ accounts at the then-current U.S. Treasury Bill rate plus 0.75%. In general, deferred amounts are not paid until after the director retires from the Board. The amounts are then paid, at the director’s option, either in a lump sum or in annual installments over a period of up to ten years.

Restricted Stock Plan. Effective as of July 1, 2004, the Restricted Stock Plan for Non-Employee Directors was terminated, except for then outstanding grants of restricted stock and stock equivalents.

Life Insurance. Ford provides non-employee directors with $200,000 of life insurance and $500,000 of accidental death or dismemberment coverage. The life insurance coverage continues after the director retires from the Board if the director is at least 55 years old and has served for at least five years. A director who retires from the Board after age 70 or, after age 55 with Board approval, and who has served for at least five years, may elect to have the life insurance reduced to $100,000 and receive $15,000 a year for life. The accidental death or dismemberment coverage may, at the director’s expense, be supplemented up to an additional $500,000 and ends when the director retires from the Board.

Matching Gift Program and Vehicle Evaluation Program. Non-employee directors may give up to $25,000 per year to certain tax-exempt organizations under the Ford Fund Matching Gift Program. For each dollar given, the Ford Motor Company Fund contributes two dollars. The Company also provides directors with the use of company vehicles at an estimated aggregate value in 2004 of $27,500 per director. The directors are expected to provide evaluations of the vehicles to the Company.